FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The *Plane Talk* weekly merger update

PLANE DEAL

JUNE 10, 2005

30 Days and Counting…

Bankruptcy Court Controls Merger Destiny

Last week, a bankruptcy judge authorized a 30-day auction period, essentially opening bidding for US Airways. Throughout the month-long process, airlines and potential investors may come forward with competitive offers. Potential outcomes include:

- Other offers are made, but America West's offer wins out, meaning the merger moves ahead.
- No other offers are made, which also means we move on with the merger.
- Other offers are made and a competing offer is presented and preferred by the court, meaning the merger will not take place.



What's going to happen? Nearly halfway through the 30-day process, it's impossible to know the outcome. Most likely, other airlines will make proposals for assets like gates and slots, but not for the entire airline. A final outcome will not be known until after bidding is complete – a process that may extend beyond the 30-day window if late offers are determined to be serious.

Throughout the bid period, CEO Doug Parker and other members of the leadership team will continue working with the Air Transportation Stabilization Board (ATSB), the Department of Transportation (DOT) and the Department of Justice (DOJ) to gain their approvals.

One of a few certainties in this process, however, is that stories of varying credibility will emerge in the media. Speculation began immediately and stories will continue to emerge until the judge's ruling. For example, last week the media reported that Alaska Airlines was interested in buying AWA and US Airways. This week, Southwest Airlines has talked about buying assets.

Plane Deal and awaCompass.com will continue to be your resource for the latest confirmed information.

On The Road Again

This week, Doug Parker was on the road, speaking to financial analysts at two industry conferences. First, on Tuesday, he addressed an audience at the Citigroup Fixed Income Research Airline Industry Conference. The following day, Doug presented a similar message at the Merrill Lynch Transportation Conference.

Questions, which followed each presentation, focused on the anticipated $600 million in synergies and the combined airline's fleet plan. Both presentations and audience questions were webcast and replays are available at www.americawest.com.

The A350 (see Page 2)


A350

TABLE OF CONTENTS

Combined Fleet .... Page 2
The Airbus A350 .... Page 2
Recent FAQs .... Page 3
Town Hall Schedule ...... Page 4
Notable Quotes .... Page 4
Quirky Question .... Page 4

RESOURCES

awaCompass.com	AWA employee Web site
CEO Weekly Hotline	(888) 292-5087 and (480) 693-4487
Merger Voicemail Hotline	(866) 766-4682 and (480) 693-1330
Plane Talk	Monthly newsletter mailed to homes
Plane Deal	Weekly newsletter distributed at work
Managers and Supervisors	They're there to answer your questions
E-mail	merger@americawest.com
Employee Assistance Program	(800) 837-4292 or www.holmangroup.com

June 10, 2005 An America West Employee Publication Plane Deal Issue Four

PLANE DEAL

What Is This A350 You Speak Of?

When America West and US Airways announced plans to merge on May 19, the press release mentioned partner Airbus loaning $250 million to the merged airline. However, there was another statement that generated questions: the merged company will be the launch customer for an aircraft that's still on the drawing board: the Airbus A350, with deliveries scheduled from 2011 to 2013.

The A350 is the sistership to the A330 family, an aircraft already operated by US Airways. Subsequently, the A350 will share a single type rating for pilots with the A330. Not only will this benefit pilots, but the same commonality benefits also apply to maintenance and maximize operational flexibility.

Although the merged airline has yet to determine the series and seating of the A350s and the bird is still being developed, Airbus plans to offer two versions.

A350-800
The A350-800 is estimated to seat 245 passengers in a long-range three-class configuration and have a range in excess of 8,600 nautical miles providing ultra long-range capability.

A350-900
Seating 285 passengers in a similar configuration, the A350-900 will have a range of more than 7,500 nautical miles.

A350 Facts

- The A350 will typically carry 245-285 passengers over distances of up to 8,600 nautical miles (so the plane could theoretically fly from Philadelphia to Tokyo or Phoenix to Frankfurt).
- It will be less expensive to operate, be more environmentally friendly, offer more destinations (due to the increased range) and be more comfortable for passengers.
- It offers a 16 percent improvement in fuel efficiency and a 15 percent improvement in airframe maintenance costs. (The efficiency numbers are calculated compared to the already-efficient A330.)
- It's lighter and quieter and produces less emissions than current models, as the result of new technologies.
- It features a more spacious, brighter, and more comfortable interior for the traveler, with more room for their carry-on bags.

(Source: Airbus)


A350
A350-800

Joining Fleet Forces

America West (with America West Express) serves 94 cities, and US Airways (with US Airways Express) currently serves 179 cities. When merged, the combined airline will become the nation's fifth largest airline, as measured by domestic available seat miles (ASMs). The combined airline is expected to operate a mainline fleet of 361 planes (supported by 239 regional jets and 57 turboprops for feed into the mainline system), down from a total of 419 mainline aircraft operated by both airlines at the beginning of 2005. For a look at the combined route map, visit www.awaCompass.com. Here's what the combined fleet is envisioned to be, based on the May 19, 2005 merger announcement release. Please note, negotiations continue; specifics such as the fleet plan might change.

	January 2005			December 2006
Aircraft Type	AWA	US Airways	Total	**Total**
B737 Family	37	113	150	**87**
A320 Family	89	118	207	**211**
B757	13	31	44	**44**
B767	0	10	10	**10**
A330	0	9	9	**9**
Total	139	281	420	**361**

PLANE DEAL 2

PLANE DEAL

FAQs From You

The channels of communication are open and employees are using them to ask good questions. Here are some recently submitted questions:

Q: Press releases by America West and US Airways indicate that the combined airline would become the fifth largest airline, yet I continue to read in the press that it would be the sixth largest. How is airline size measured? Are some news publications using a different measure or is someone misinformed?

A: Domestically the new company would be the nation's fifth largest domestic airline based on Available Seat Miles (ASMs), which is the industry's measure of capacity. But, when you factor in international travel, we fall to sixth behind Continental. Sometimes the media doesn't clarify (or doesn't know) whether they're referring to international or domestic.

Q: Why not let US Airways just tank and go belly up? That way there is no bothering with seniority integration or bickering about the way that their employees are being paid more to do the same jobs than we are.

A: The proposed merger is about making our company stronger and bringing in the kinds of assets - gates, slots, and aircraft - that allow us to grow our network instantly. Yes, a merger comes with tremendous challenges, including the task of integrating seniority lists. But, we believe that this merger is in the best interests of employees, shareholders and travelers. Without the merger, America West will continue as it has; however, we have to consider the long-term viability of our company and, with fuel prices high and industry capacity in excess, we (like most of our industry) could also face bankruptcy if those fundamentals don't change.

If US Airways were to go under, their assets would likely go up for sale. America West competitors with stronger cash positions could buy those assets, potentially making them stronger. We, on the other hand, don't have the cash to buy assets, meaning we'd probably be left out.

> "The proposed merger is about making our company stronger and bringing in the kinds of assets that allow us to grow our network instantly."

Also, on a more personal note, we're talking about more than just assets. US Airways employs 30,000 people. If US Airways goes "belly up," so do 30,000 jobs. Sure, it's not our responsibility to "save" those jobs, but it's a welcome byproduct of an already positive merger.

Q: If Doug can raise all this money/support from so many companies, why can't we just improve our America West Airlines? Why not use it to bolster our airline's growth?

A: The money is being raised for the combined airline, because investors see the value in the merged entity. Frankly, airlines in their current state don't look appealing to investors, who are savvy enough to know industry change needs to take place. The proposed merger represents the kind of change that investors believe will be successful. So, unfortunately, we wouldn't garner this kind of interest if we were seeking funding for America West "as is."

Q: Since HP management will be running the show, how is HP management going to get a US merger be profitable on intra-east coast markets considering some of the cut-throat competition with JetBlue, AirTran, Spirit, and Southwest with low yields especially on the Northeast Corridor cities to Florida. HP is used to competing with LCCs on the intra-west coast markets, but not exposed on intra-east coast markets. Will HP management be successful?

A: First, HP management won't be running the show alone. US Airways management will also make up the combined airline's leadership team. That team has not yet been determined, but it will be made up of a combination, led by Doug Parker.

In either case, management and employees of the combined airline will be part of a more viable competitor than either carrier can be separately, due to the low cost structure and established brand. America West has successfully competed against other LCCs systemwide, including Southwest in PHX and LAS, and we're confident that we can compete on the East Coast as well, once we've merged with US Airways.



After the June 9 Town Hall at Corporate Headquarters, US Airways CEO Bruce Lakefield, left, and CEO Doug Parker chat with employees about the merger.

PLANE DEAL 3

P L A N E Question Employee Town Following is we#fre required
Hall Calendar to the external necessarily — June 16 FORWARD-LOOKING high Hangar Certain of the statements contained ments#h within the meaning of the Private forward looking statements may be theHangar Engine #gintend,#h #ganticipate,#h #gbelieve,#h similar terms used in connection with rguratiofuel costs, the RASM environment, and performance. Such statements include, June 17 of the business combination transaction (#gAmerica West#h) and US Airways Group, West, the #gcompanies#h), including future Tempplans, objectives, expectations and Such statements are based upon the current Airways#f management and are subject to row?#h 11:30 a.mthe companies#f actual results and financial Such risks and uncertainties include, but companies to obtain and maintain any whether debtor-in-possession financing, June 29 ability of the companies to maintain have a soft economic conditions; the impact of of the continued military presence in Reno 11, 2001 and the potential impact of outbreaks or other global events; changes and retain qualified personnel; the the cyclical nature of the airline 10 a.m. significant fare restructuring activities economic conditions; labor costs; security N o t a b l e government legislation and regulation; the impact and outcome of the labor June 30 concern; US Airways#f ability to obtain 11 proceedings prosecuted by it from Q u o t a bprosecute, confirm and consummate one LAX, the Chapter 11 proceedings; risks approval to terminate or shorten the confirm one or more plans of reorganization, the cases to Chapter 7 cases; the ability are any July 12 with vendors and service providers; US to its operations; the potential adverse liquidity or results of operations; the make sense, but SFO, its financing facilities (particularly the and execute its Transformation Plan mergers are of a plan of reorganization and thereafter; to time in the companies#f reports to the of which the companies are not currently experience than July 14 forward-looking statements, and may also discussed. The companies assume no ment to reflect actual results, changes — Henry Harteveldt, T4, such estimates other than as required by terms of any reorganization plan of US the US Airways#f various prepetition Forrester Accordingly, the companies urge that the existing and future investments in any July 19 tors that may affect the future results respective filings with the SEC, which LAS, 12:30 cawest/edgar.cfm and http://investor managemenADDITIONAL INFORMATION AND In connection with the proposed has ever had, statement of America West Holdings, and Exchange Commission (the #gSEC#h). WE URGE STATEMENT AND PROXY STATEMENT AND THESE — Ed Beauvais, AWA#fs WHEN THEY BECOME AVAILABLE BECAUSE THEY INFORMATION ABOUT THE PROPOSED obtain free copies of the registration as other filed documents containing http://www.sec.gov, the SEC#fs website. available on America West#fs website at or by request to Investor Relations, Pkwy, Tempe, Arizona 85281. Free copies US Airways#f website at http://investor. Relations, US Airways Group, Inc. This communication shall not constitute any securities, nor shall there by any solicitation or sale would be unlawful ties laws of any such jurisdiction. No a prospectus meeting the requirements of PARTICIPANTS IN THE America West, US Airways and their deemed, under SEC rules, to be participants stockholders with respect to the proposed directors of America West is included in Meeting filed with the SEC on April 15, tors of US Airways is included in its 2004 March 1, 2005. More detailed information and their interests in the solicitation, statement and other materials to be
P L A DEAL N JUNE10, 2005 ISSUE
Plane Deal is a Corporate Communications week, pilots feed their stomachs and theirinformed during recurrent training meet with a member of current hot topics, get questions Andy President Scott Kirby discusses current Center. From leftWillems, First Campbell, Capt. (480) EC Chairman merger@americawest

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies 46; reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.